Exhibit (a)(2)(A)

December 23, 2019

Dear Holders of Class A Liquidation Trust Interests in Woodbridge Liquidation Trust:

Contrarian Funds, L.L.C., through its indirect wholly-owned subsidiary Contrarian Liquidity Option, LLC, formerly known as Woodbridge Liquidity Option, LLC (collectively, “us”, “we” or “Contrarian”), has commenced a tender offer (the “Offer”) to purchase up to 2,858,405 of the Class A Liquidation Trust Interests (the “Trust Interests”) in the Woodbridge Liquidation Trust (“Woodbridge” or the “Trust”) for a cash price of $10.00 per Trust Interest (the “Offer Price”). You may have seen recent letters from the trustee to the Trust (the “Trustee”) and the Statement of Position from the Trustee and Supervisory Board of the Trust (the “Board”), recommending that holders of Trust Interests reject the Offer and not tender their Trust Interests to us (the “Statement of Position”). The Trustee and Board claim, among other things, that our Offer Price is significantly less than the implied value of the Trust Interests based on the Trust’s net assets as of September 30, 2019. We strongly disagree with the Statement of Position and believe the Trustee and Board have not given due consideration to the numerous risks and other factors that could materially reduce future distributions. While the Trustee and Board acknowledge these risks in their communications to holders, the Statement of Position and Trustee letters merely refer holders to the risk factors disclosed in the Trust’s Registration Statement on Form 10 (the “Form 10”) rather than detail them for all holders to consider. As we believe that level of disclosure is critical for holders to understand prior to making a decision to tender, we are providing below a high level review of the factors we considered in determining the Offer Price.

•	The Offer provides liquidity for Trust Interests holders who may not have a multi-year investment horizon. As a starting place, there are two key flaws in any comparison of our Offer with the Trust’s implied net asset value: time and risk. Our Offer is an all-cash fully-financed offer that can be consummated promptly following the expiration of the Offer, which is currently expected to occur one minute following 11:59 pm EST (12:00 Midnight), on January 10, 2020. The liquidation of the Trust, by contrast, is scheduled to take years to complete and may experience delays or impairments due to, among other things, a weakening of the Los Angeles real estate market, the lack of diversification of the Trust’s real estate portfolio, and the Trust’s intention to complete construction prior to monetizing for holders a sizable portion of its real estate portfolio. Our Offer provides liquidity and certainty to those holders that desire to cash out now.

•	The timeframe to liquidate the Trust assets could take longer than projected and any delays could substantially reduce future distributions. While the Trust discloses in the Form 10 that it expects to liquidate its assets by the fiscal year ending June 30, 2022, the liquidation could potentially take much longer. Indeed, the Trust, by its terms, may survive through February 15, 2024, subject to further amendment to the Trust agreement. Any extension of the term of the Trust will likely increase liquidation costs and reduce potential recoveries to Trust Interest holders. We note the cost of managing the Woodbridge estate since the time of the bankruptcy filing appears to exceed the amount of cash distributions to Trust Interest holders thus far. According to the Form 10, approximately $42.87 million has been distributed to holders of Trust Interests through November 30, 2019. However, based upon the Trust’s monthly operating reports filed with the bankruptcy court and the Trust’s quarterly reports, we estimate that in excess of $50 million has been spent on professional fees and Trust administrative costs.

•	The Trustee’s projected liquidation recoveries have significantly declined over time. As shown in the chart below, in August 2018, Woodbridge disclosed in its bankruptcy filings significantly higher estimated recoveries for noteholders and unitholders than currently projected. Indeed, the Trustee has twice reduced recovery estimates in just over a year. In a letter issued by the Trustee on September 13, 2019, the Trustee attributed the first reduction as taking “into account updated financial circumstances and the current state of the Los Angeles real estate market, which has substantially changed during the past 12-18 months (emphasis added).” Trust Interest recoveries, the Trust further explains, “are heavily dependent on the state of the Los Angeles real estate market”.

Trustee Estimated Recoveries

Type of Claim	Estimated Recoveries as of 8/22/2018	Estimated Recoveries as of 9/13/19	Estimated Recoveries as of 12/17/19
Class 3 (Standard Note Claims)	60%-70% of Net Amounts	40%-63% of Net Amounts	- 40.75% (if individual causes of action were contributed) - 38.81% (if individual causes of action were not contributed)
Class 4 (General Unsecured Claims	60%-70% of Allowed Claims	40%-60% of Allowed Claims	38.81%
Class 5 (Unit Claims)	40%-50% of Net Amounts	29%-46% of Net Amounts	- 29.54% (if individual causes of action were contributed) - 28.13% (if individual causes of action were not contributed)

Source: Woodbridge bankruptcy filings, Trustee reports, and Trustee letters

While the Trustee notes in his December 17, 2019 letter that there is no guarantee the Trust will be able to distribute the full value of its net assets in liquidation, the Trustee fails to detail the significant risks of cost overruns of construction in high end real estate markets, the lack of diversification of the Trust’s real estate portfolio, and the general softening of the Los Angeles real estate market, and refers only to the Form 10 for more information.

•	These reduced recoveries are not the only disappointment for Trust Interest holders. According to Woodbridge’s bankruptcy filings in August 2018, the initial cash distribution from the estate was expected to be in the range of $42.5 million to $85.0 million and was targeted to be made by December 31, 2018. Ultimately, the distribution was not made until March 2019 and came in at the very low end of the range ($42.87 million has been distributed to date), which we estimate to be only an approximate 5% recovery for Class 3 (Standard Note Claims) and 3.6% for Class 5 (Unit Claims), if individual causes of action were not contributed. As part of its bankruptcy filings, Woodbridge also sought, and subsequently received, bankruptcy court approval to solicit proposals for a “Noteholder Liquidity Facility”, which would have allowed noteholders to obtain a loan against their allowed net claim. To our knowledge, no such Noteholder Liquidity Facility was ever established and no noteholder ever obtained a loan against their claim. Presumably, there were expenses incurred by Woodbridge that only served to further reduce recoveries, in this failed attempt to provide a liquidity option to Noteholders.

•	The Trust plans to reinvest initial cash sale proceeds rather than distribute them to Trust Interest holders. According to the Form 10, approximately 55% (based upon disclosed values) of the Trust’s real estate portfolio remains under development. The Trust indirectly funds this construction with the sale of portfolio assets. In the Statement of Position, the Trustee and Board fail to explicitly describe this cycle of selling important portfolio assets, generating sale proceeds, and reinvesting in real estate, even though the cycle suggests that the Trust may not make near term distributions to Trust Interest holders. Instead, the Trustee refers holders back to the Form 10 filing which clearly acknowledges this risk and the potential impact on distributions. The Form 10 notes, [t]he Trust will make distributions to the Interest holders only if and to the extent that it receives remittances from the Wind-Down Entity, proceeds from the Causes of Action, Fair Fund Recoveries, or Forfeited Asset Recoveries, and then only to the extent that such remittances or proceeds exceed any amounts withheld by the Liquidation Trustee for, among other things, payment of, and reserves for, Trust expenses and funding of the prosecution of remaining Causes of Action.”

•	The Trust’s portfolio of real estate assets is undiversified and the sale of one or two very high-end properties for which there may be limited buyers could materially impact future distributions. The impact of the Trust’s reinvestment policy is amplified by the nature of the portfolio. The Trust discloses in its Form 10 that “[t]here is limited liquidity in real estate investments” and its “real estate asset portfolio is not diversified.” While we do not have access to any non-public Trust valuations of the Trust’s individual assets, based simply on the listed sale prices, however, it is plausible that two assets: 141 S. Carolwood Drive, Los Angeles, CA and 1966 Carla Ridge, Beverly Hills, CA, may comprise up to 35% of the Trust’s total real estate value. Those two assets are unique, have been on the market for months and could take a very long time to sell, potentially at distressed prices. The Carolwood Drive property is listed on the LA Historic Resources Inventory list, a factor that may hinder the redevelopment of the property and negatively impact the ultimate sales price. A sale of the highest valued asset at a large discount, in light of the Trust’s reinvestment policy, could cause a substantial reduction in projected recoveries. Importantly, this risk is not in dispute. In the Form 10, the Trust notes “…the vast majority of the estimated value of the Wind-Down Group’s real estate portfolio derives from several very exclusive and expensive single family residential properties in the Beverly Hills and Bel-Air neighborhoods of Los Angeles. This lack of diversification means that the Wind-Down Group is particularly subject to the risks and fluctuations in the price of high-end residential real property in this market, and any downturn in this market would result in a significant and outsized negative impact on the Wind-Down Group.”

•	The high-end Los Angeles real estate market appears to have weakened. While we have not obtained third party valuation reports, opinions or appraisals on the Trust’s properties, our diligence included visiting a majority of the Trust’s properties in Los Angeles as well as discussions with a broker and two appraisers knowledgeable of the high-end real estate market in Los Angeles. Based upon our diligence, as well as the consideration of comparable sales data and the current supply of homes on the market, we believe there has been a softening in the high-end Los Angeles real estate market which could generate lower proceeds than implied by the Trustee’s current estimates. In the Statement of Position and Trustee’s letters, the Trustee once again does not detail this potential risk for further deterioration in the Los Angeles real estate market, nor the fact that the softening of such market was a potential major factor in reducing the Trust’s projected recoveries by approximately 30% since August 2018. Based on our discussions with industry professionals, we believe that the market could decline further beyond the degradation shown in the Trust’s current recovery estimates. We note it would only take a 15% decline in the Trust’s real estate values and a 15% cost overrun over the next several years for the Trust to experience a similar decline in recoveries as it has since August 2018.

•	An active trading market for the Trust Interests may never be established. While the Form 10, once effective, will provide for the transferability of Trust Interests, the Trust does not intend to seek to have the Trust Interests listed on any national securities exchange. It instead intends for the Trust Interests to be traded on the Over-the-Counter Bulletin Board, with no assurance of success in doing so. In his letter to Trust Interest holders dated December 19, 2019, the Trustee claims our Offer is being made at a disadvantageous time because the Offer is “[e]xpiring prior to the anticipated emergence of any organized securities market”. We believe this expectation that an organized securities market will develop for the Trust Interests to be highly optimistic and seemingly conflicts with the Trust’s own expectations set forth in the Form 10. In the Form 10, the Trust clearly discloses that “the liquidity of [the Trust Interests] is expected to be limited and it may be difficult to establish a market price for such securities.” Given how widely dispersed the Trust Interests are currently, with approximately 7,885 holders of record and the average holder owning approximately 1,500 Trust Interests, we believe it will be difficult for an active trading market to be achieved.

•	Holders’ tax liability could exceed Trust distributions. As noted in the Form 10, because the Trust is indirectly using sale proceeds to fund future construction, taxable income attributable to investors on account of asset sales may exist in the absence of actual cash distributions. In that case, holders may need to come out of pocket to fund their pro rata share of any tax liability.

For these reasons and others, we strongly disagree with the Statement of Position from the Trustee and Board recommending that holders reject our Offer. Our Offer presents an opportunity to holders of Trust Interests to receive cash for their Trust Interests now, rather than wait for possible distributions from the Trust in the future that are subject to significant risks.

If you have any questions, you may call (800) 266-3810 or contact Rhoda Freeman at freeman@contrariancapital.com or John Bright at jbright@contrariancapital.com. You may also contact the Depositary for the Offer at:

Broadridge, Inc.

Attn: BCIS IWS

51 Mercedes Way

Edgewood, NY 11717

Call Toll-Free: (844) 976-0737